The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                        Third Quarterly Report for 2003

--------------------------------------------------------------------------------
     Highlights of the results of the Company for the third quarter ended
                               30 September 2003


During the third quarter of 2003, income from principal operations and net profit of China Petroleum & Chemical Corporation and its subsidiaries (the "Company") under the PRC Accounting Rules and Regulations amounted to RMB 105,820 million and RMB 5,039 million respectively, increased by 23.69% and 10.72% over the third quarter of 2002 respectively. Turnover & other operating revenues and profit attributable to shareholders of the Company under International Financial Reporting Standards ("IFRS") amounted to RMB 110,755 million and RMB 6,336 million respectively, increased by 20.44% and 35.94% over the third quarter of 2002 respectively.


This quarterly report announcement is prepared in accordance with the regulations on disclosure of information in quarterly reports for listed companies issued by the China Securities Regulatory Commission ("CSRC"). This announcement is published simultaneously in Shanghai and Hong Kong and the contents of the announcements published in Shanghai and Hong Kong are the same. Financial information set out in this quarterly results announcement has been prepared in accordance with the PRC Accounting Rules and Regulations. Although it is not required by CSRC, Sinopec Corp. has also included in this announcement the relevant financial information prepared in accordance with IFRS.


This announcement is made pursuant to the disclosure requirement under paragraph 2 of the Listing Agreement for its publication in Hong Kong.
-------------------------------------------------------------------------------


1.       Important Notice


1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.


1.2 This quarterly report has been reviewed and unanimously approved at the fourth meeting of the second session of the Board of Directors of Sinopec Corp.


1.3 The quarterly financial statements contained in this report have not been audited.


1.4 Mr. Chen Tonghai, Chairman of the Board of Sinopec Corp., Mr. Wang Jiming, Vice Chairman and President of Sinopec Corp., Mr. Zhang Jiaren, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp., and Mr. Liu Yun, Head of the Accounting Department of Sinopec Corp., hereby warrant the authenticity and completeness of the financial statements contained in this quarterly report.


2.       Basic Information of Sinopec Corp.


2.1      Basic information of Sinopec Corp.


         Stock name               SINOPEC CORP.       SINOPEC CORP.        SINOPEC CORP.        SINOPEC CORP.

         Stock code               386                 SNP                  SNP                  600028

         Place of listing         Hong Kong Stock     New York Stock       London Stock         Shanghai Stock
                                  Exchange            Exchange             Exchange             Exchange

                                  Authorized Representatives               Secretary to the     Representative on
                                                                           Board of Directors   Securities Matters

         Name                     Mr. Wang Jiming     Mr. Chen Ge          Mr. Chen Ge          Mr. Huang Wensheng

         Address                  6A Huixindong Street, Chaoyang District, Beijing, PRC

         Tel                      64990060            64990060             64990060             64990066

         Fax                      64990022            64990022             64990022             64990022

         E-mail                   ir@sinopec.com.cn / media@sinopec.com.cn

2.2      Financial Information


2.2.1    Principal accounting data and financial indicators


2.2.1.1 Principal accounting data and financial indicators prepared in accordance with the PRC Accounting Rules and Regulations


                                                                                                              Changes
                                                                                                        compared with
                                                             At 30                   At 31     the preceding year-end
                                                    September 2003           December 2002                        (%)

Total assets (RMB millions)                                374,676                 368,375                       1.71

Shareholders' funds                                        158,718                 151,717                       4.61
  (excluding minority interests) (RMB
  millions)

Net assets per share (RMB)                                   1.831                   1.750                       4.63

Adjusted net assets per share (RMB)                          1.809                   1.736                       4.21




                                         Three-month period ended                   Nine-month period ended
                                               30 September                               30 September
                                           (July to September)                       (January to September)

                                                                   Changes                                    Changes
                                                                  compared                                   compared
                                                                  with the                                   with the
                                                               same period                                same period
                                                                    of the                                     of the
                                                                 preceding                                  preceding
                                         2003           2002          year          2003           2002          year

Net cash flows  from  operating        15,987            N/A           N/A        45,969            N/A           N/A
  activities
  (RMB millions)

Earnings per share (RMB)                0.058          0.052        11.54%         0.171          0.104        64.42%

Return on net assets (%)                 3.17           3.11          0.06          9.33           6.19          3.14
                                                                percentage                                 percentage
                                                                    points                                     points

Return on net assets before              4.26           3.17          1.09         10.70           6.34          4.36
  non-operating profits/losses                                  percentage                                 percentage
  (Fully diluted)                                                   points                                     points

(Weighted average)                       4.28           3.19          1.09         10.81           6.27          4.54
                                                                percentage                                 percentage
                                                                    points                                     points




Non operating profits/losses                                                Nine-month period ended 30 September 2003

                                                                                                       (RMB millions)

Non-operating income                                                                                              165

Non-operating expenses                                                                                        (3,409)

Tax effect                                                                                                      1,071

Total                                                                                                         (2,173)

2.2.1.2 Principal accounting data and financial indicators prepared in accordance with IFRS


                                                                                                              Changes
                                                                                                        compared with
                                                                   At 30                  At 31         the preceding
                                                          September 2003          December 2002          year-end (%)

Total assets (RMB millions)                                      386,199                375,881                  2.75

Shareholders' funds                                              163,670                154,485                  5.95
  (excluding minority interests)
  (RMB millions)

Net assets per share (RMB)                                         1.888                  1.782                  5.95

Adjusted net assets per share (RMB)                                1.867                  1.768                  5.60




                                   Three-month period ended                       Nine-month period ended
                                         30 September                                   30 September
                                      (July to September)                          (January to September)

                                                               Changes                                        Changes
                                                              compared                                        compared
                                                              with the                                        with the
                                                                  same                                            same
                                                             period of                                       period of
                                                                   the                                             the
                                                             preceding                                       preceding
                                   2003            2002           year            2003            2002            year

Net cash flows from              15,080             N/A            N/A          42,935             N/A            N/A
  operating activities
  (RMB millions)

Earnings per share (RMB)          0.073           0.054         35.19%           0.197           0.116         69.83%

Return on net assets (%)           3.87            3.14           0.73           10.41            6.80           3.61
                                                            percentage                                     percentage
                                                                points                                         points

2.2.2    Income statements


This section includes the income statements for the third quarter ended 30 September 2003 prepared in accordance with both the PRC Accounting Rules and Regulations and IFRS with comparative figures for the corresponding period in 2002.


2.2.2.1 Income statements prepared in accordance with the PRC Accounting Rules and Regulations


(1) Income statements for the three-month period ended 30 September (July to September)


                                        Item Three-month period ended                Three-month period ended
                                              30 September 2003                         30 September 2002
                                             (July to September)                       (July to September)

Item                                           The Group         The Company          The Group           The Company

                                                  (Note)              (Note)             (Note)                (Note)

                                            RMB millions        RMB millions       RMB millions          RMB millions

1.    Income from principal                      105,820              66,781             85,555                55,144
      operations

Less: Cost of sales                               81,906              53,945             65,861                45,085

      Sales taxes and                              3,411               2,190              2,923                 1,791
surcharges

2.    Profit from principal                       20,503              10,646             16,771                 8,268
      operations

Add: Profit from other operations                    238                  39                353                    40

Less: Selling expenses                             3,800               2,784              3,379                 2,294

        Administrative expenses                    4,158               2,496              4,177                 2,549

        Financial expenses                         1,151                 685              1,157                   696

        Exploration expenses,                      1,213                 867              1,218                   779
         including dry holes

3.    Operating profit                            10,419               3,853              7,193                 1,990

Add: Investment income                                56               4,707                156                 4,904

      Non-operating income                            77                   9                 34                    36

Less: Non-operating expenses                       2,641               1,457                159                   124

4.    Profit before taxation                       7,911               7,112              7,224                 6,806

Less: Taxation                                     2,233               2,073              2,325                 2,255

      Minority interests                             639                  --                348                    --

5.    Net profit                                   5,039               5,039              4,551                 4,551

Note:    The "Company" means China Petroleum & Chemical Corporation.


         The "Group" means China Petroleum & Chemical Corporation and its subsidiaries (the "Company").



(2)      Income statements for the nine-month period ended 30 September (January to September)


                                        Item Nine-month period ended                 Nine-month period ended
                                              30 September 2003                         30 September 2002
                                           (January to September)                    (January to September)

Item                                         The Group          The Company            The Group          The Company

                                                (Note)               (Note)               (Note)               (Note)

                                          RMB millions         RMB millions         RMB millions         RMB millions

1.    Income from principal                    300,662              199,048              226,183              153,478
      operations

Less: Cost of sales                            234,209              165,733              175,233              126,955

       Sales taxes and surcharges                9,552                6,045                8,699                5,341

2.    Profit from principal                     56,901               27,270               42,251               21,182
      operations

Add: Profit/(loss) from other                      821                  116                  851                   58
       operations

Less: Selling expenses                          10,492                7,232                9,847                6,757

      Administrative expenses                   13,804                8,669               12,194                7,349

      Financial expenses                         3,385                1,885                3,609                2,293

      Exploration expenses,                      3,997                2,833                3,127                2,023
        including dry holes

3.    Operating profit/(loss)                   26,044                6,767               14,325                2,818

Add: Investment income                             397               16,656                  342               10,826

      Non-operating income                         165                   38                  178                  108

Less: Non-operating expenses                     3,409                2,025                  504                  373

4.    Profit before taxation                    23,197               21,436               14,341               13,379

Less: Taxation                                   6,995                6,632                4,499                4,324

       Minority interests                        1,398                   --                  787                   --

5.    Net profit                                14,804               14,804                9,055                9,055

Note:    The "Company" means China Petroleum & Chemical Corporation.


         The "Group" means China Petroleum & Chemical Corporation and its subsidiaries (the "Company").


2.2.2.2  Consolidated income statements prepared in accordance with IFRS


                                                   Three-month period ended             Nine-month period ended
                                                         30 September             30 September (January to September)
                                                     (July to September)

                                                         RMB millions                        RMB millions

                                                            2003             2002              2003              2002

1.      Turnover and other operating                     110,755           91,955           313,229           238,152
          revenues

        Including: Turnover                              105,820           85,555           300,662           226,183

                    Other operating revenues               4,935            6,400            12,567            11,969

2.      Operating expenses                              (99,895)         (83,438)         (283,933)         (218,928)

        Including: Purchased crude oil,                 (78,624)         (65,251)         (221,305)         (165,822)
                      products and
                      operating Supplies
                      and expenses

                    Selling, general and                 (6,070)          (5,570)          (17,342)          (15,384)
                     administrative expenses

                    Depreciation, depletion              (5,955)          (5,447)          (18,399)          (16,793)
                      and amortisation

                    Exploration expenses,                (1,213)          (1,218)           (3,997)           (3,127)
                      including dry holes

                   Personnel expenses                    (3,281)          (2,904)          (11,312)           (8,777)

                    Taxes other than income              (3,411)          (2,923)           (9,552)           (8,699)
                      tax

                    Other operating                      (1,341)            (125)           (2,026)             (326)
                      expenses, net

3.      Operating profit                                  10,860            8,517            29,296            19,224

4.      Finance costs                                    (1,043)          (1,024)           (3,044)           (3,385)

        Including: Interest expense                        (982)          (1,090)           (3,101)           (3,353)

                    Interest income                           69               84               211               214

                    Foreign exchange losses                (148)             (30)             (186)             (289)

                    Foreign exchange gains                    18               12                32                43

5.       Investment income                                     5               75                33               117

6.      Share of profits less losses from                     41               55               312               145
          associates

7.      Profit from ordinary activities                    9,863            7,623            26,597            16,101
          before taxation

8.      Taxation                                         (2,877)          (2,599)           (8,138)           (5,193)

9.      Profit from ordinary activities                    6,986            5,024            18,459            10,908
          after taxation

10.     Minority interests                                 (650)            (363)           (1,422)             (814)

11.     Profit attributable to shareholders                6,336            4,661            17,037            10,094

2.2.3 Differences between the net profit for the first three quarters of 2003 and shareholders' funds under the PRC Accounting Rules and Regulations and IFRS


2.2.3.1 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the net profit are analysed as follows:


                                                                                              Nine-month period ended
                                                                                                         30 September

                                                                                            2003                 2002

                                                                                    RMB millions         RMB millions

Net profit under the PRC Accounting Rules and Regulations                                 14,804                9,055

Adjustments:

Depreciation of oil and gas properties                                                     1,914                1,514

Disposal of oil and gas properties                                                         1,199                   --

Capitalization of general borrowing costs                                                    295                  119

Acquisition of Sinopec National Star                                                          87                   87

Revaluation of land use rights                                                                13                   13

Impairment losses on long-lived assets                                                       (5)                   --

Pre-operating expenditures                                                                 (127)                   --

Effects of the above adjustments on taxation                                             (1,143)                (694)

Net profit under IFRS                                                                     17,037               10,094

2.2.3.2 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the shareholders' funds are analysed as follows:


                                                                            At 30 September 2003  At 31 December 2002

                                                                                    RMB millions         RMB millions

Shareholders' funds under the PRC Accounting Rules and Regulations                       158,718              151,717

Adjustments:

Depreciation of oil and gas properties                                                    11,026                9,112

Disposal of oil and gas                                                                    1,199                   --

Capitalization of general borrowing costs                                                  1,031                  736

Acquisition of Sinopec National Star                                                     (2,842)              (2,929)

Revaluation of land use rights                                                             (809)                (822)

Government grants                                                                          (340)                (291)

Impairment losses on long-lived assets                                                     (118)                (113)

Pre-operating expenditures                                                                 (127)                   --

Effects of the above adjustments on taxation                                             (4,068)              (2,925)

Shareholders' funds under IFRS                                                           163,670              154,485

2.3 Total number of shareholders at the end of this reporting period is 436,119, among which 420,453 shareholders are domestic shareholders, and 15,666 shareholders are overseas shareholders.


3        Management's Discussion and Analysis


3.1      Business Review


In the first three quarters of year 2003, the Chinese economy continues to grow rapidly with a GDP growth rate of 8.5%. As a result, domestic demands for petroleum and petrochemical products have kept growing steadily.


Looking back into the first three quarters of this year, in the first and second quarters, the Company paid close heed to the trends of international and domestic political and economic situations, made correct judgments on price trends of crude oil and petrochemical products in domestic and overseas markets, formulated and put into force a series of effective countermeasures in time. As a result of all such measures, the Company managed to overcome the adverse influences brought forth by the dramatic fluctuations of international crude oil price and the outbreak of SARS, and recorded fairly good results. Since the third quarter, international oil prices remained at a relatively high level. Post-SARS, domestic demands for refined oil products and chemical products in China have surged by leaps, and the prices of chemical products also picked up steadily. The Company seized such opportunities, and made solid efforts in expanding its sales volume and optimizing its operation practices on the basis of market demand. Thus, the Company has continued its success in achieving good results in oil and gas production, crude oil processed volume, refined oil products sales volume, and ethylene production, etc.


In the first three quarters of 2003, the Company's income from principal operations and net profit, according to the PRC Accounting Rules and Regulations, were RMB 300.662 billion and RMB 14.804 billion respectively (among others, those recorded in the third quarter were RMB 105.820 billion and RMB 5.039 billion respectively).


In the first three quarters of 2003, according to the IFRS, turnover and other operating revenues amounted to RMB 313.229 billion and profit attributable to shareholders was RMB 17.037 billion (among others, those recorded in the third quarter were RMB 110.755 billion and RMB 6.336 billion respectively).


Exploration and Production Segment:


In the third quarter, the Company posted encouraging achievements in exploration, development and production of crude oil and natural gas. In respect of exploration and development, remarkable progress was made in the existing oil fields in eastern China, exploration in the Heba No.1 Well in southern China showed good indication of natural gas reserves. Significant discovery was also made in natural gas exploration in the northwestern part of Sichuan province. The possible and probable reserves in the Tahe Oil Field in western China surged by leaps. In respect of oil and gas production, major efforts were made to enhance the recovery ratio in the existing oil fields and improve development technologies in the oil fields; smooth progress was made in Tahe Oil Field in western China in its "one-million-tonne-per-year-capacity drive", and production of crude oil and natural gas was modestly increased.


Refining Segment:


In the third quarter, the Company seized market opportunities, optimized the deployment of its resources, adjusted its product mix, and increased the refining throughput according to market situation. In fact, its refining facilities were running smoothly at high utilization rate. At the same time, the Company reacted to changes in terms of market situation promptly, and endeavored to increase the sales volume of other petroleum products than refined oil products.


Marketing and Distribution Segment:


In the third quarter, the Company seized the market opportunities of strong demands for refined oil products in the domestic market, leveraged the synergy between production and marketing efforts, and rationally arranged resources and total supply in the domestic market. As a result, the Company's domestic sales volume of refined oil products was increased significantly; besides, the Company focused its efforts in enhancing its retail and distribution volume, and further improved its sales structure.


Chemicals Segment:


In the third quarter, under the influence of international market, domestic prices of major chemical products and margins were increased to a certain extent. The Company adhered to its operating strategy featuring "closely follow the market, and sell out all the products produced". In fact, principal chemicals production facilities of the Company continued to keep running at full loads. A remarkable growth was recorded in terms of the Company's production of major chemical products such as synthetic resins, synthetic rubber, synthetic fiber monomer and polymer, and synthetic fibers, etc. except for chemical fertilizers. In addition, production of performance compound resins and differential fibers was further increased.

Summary of Principal Operating Results for the first three quarters


                                                                                                     Changes compared
                                                                                                        with the same
                                                                                                        period of the
                                                          Nine-months period ended September 30        preceding year

Operating Results                                   Unit                2003                 2002                 (%)

Exploration and Production

Crude oil production                          '000 tonne            28,548.8             28,419.3                0.46

Natural gas production               billion cubic meter               3.918                3.735                4.90

Crude oil realized price                       RMB/tonne            1,635.75             1,248.80               30.99

Natural gas realized price          RMB/'000 cubic meter              598.11               590.00                1.37

Refining

Refining throughput                           '000 tonne            84,591.3             76,979.8                9.89

Production of gasoline,  diesel and           '000 tonne            50,017.5             45,898.9                8.97
kerosene

Of which:

     Gasoline                                 '000 tonne            15,779.3             14,294.7               10.39

     Diesel                                   '000 tonne            30,396.1             27,985.7                8.61

     Kerosene                                 '000 tonne             3,842.1              3,618.5                6.18

     Chemical feedstock                       '000 tonne            12,272.2             11,337.4                8.25

     Light yield                                       %              73.22%               73.32%    -0.10 percentage
                                                                                                               points

     Refining yield                                    %              92.71%               92.55%     0.16 percentage
                                                                                                               points

Marketing and Distribution

Total domestic sales of refined               '000 tonne            55,170.4             52,113.7                5.87
oil products

Of which: Retail volume                       '000 tonne            27,992.2             25,719.0                8.84

            Direct distribution               '000 tonne            11,315.5              9,575.9               18.17
              volume

            Wholesale volume                  '000 tonne            15,863.7             16,818.8               -5.68

Total number of petrol stations                  station              29,612               27,798                6.53

Owned and self-operated                          station              24,286               24,348               -0.25

Franchised                                       station               5,326                3,450               54.37

Throughput volume per petrol               tonne/station               1,652                1,528                8.12
station (Note)

Chemicals

Ethylene                                      '000 tonne             2,326.4              1,911.4               21.71

Synthetic resin                               '000 tonne             3,437.9              2,839.1               21.09

Of which:

performance compound resins                   '000 tonne             1,591.9              1,283.3               24.05

Synthetic rubber                              '000 tonne               356.8                329.9                8.15

Synthetic fiber and monomer                   '000 tonne             3,231.5              2,822.6               14.49

Synthetic fiber                               '000 tonne               935.3                845.2               10.66

Of which:

Differential fiber                            '000 tonne               379.8                284.8               33.36

Urea                                          '000 tonne             1,617.1              2,263.4              -28.55

Note: Throughput per petrol station of 2003 was projected annual average, and that of 2002 was actual annual average.


Capital Expenditure:


The Company adheres to its investment principle characterized by "optimization of investment allocation, reinforcement of structure adjustment, and with profitability as first priority". In the past three quarters of year 2003, its total capital expenditure was RMB 29.318 billion; including, RMB 12.945 billion was spent in the Exploration and Production Segment, RMB 5.998 billion spent in the Refining Segment, RMB 5.333 billion spent in the Chemicals Segment, RMB 4.852 billion spent in the Marketing and Distribution Segment, and RMB 190 million spent in the Corporate and others.


In order to seize the opportunity when oil prices stays at high level, realize the increase in reserve and production of oil and gas, and make further efforts in exploring strategic replacement resources in the west of China, and also considering that the Company has kept its Refining Segment running at high utilization rate in response to the strong demands for oil products in domestic market since the third quarter, as well as the chemicals market having recovered gradually, and with an aim to achieve effective and long-term development, the Company's Board of Directors discussed and determined to make adjustments to the Company's capital expenditure plan for Year 2003. As a result of such adjustments, the budgeted amount of its capital expenditure was increased to RMB 43.322 billion, an increase of RMB 5.722 billion, from RMB
37.6 billion originally planned at the beginning of the year. Including:


The budgeted capital expenditure for the Exploration and Production Segment was increased by RMB 1.874 billion, which is to be used mainly in such regions such as Tahe and Jungel, northeast of Sichuan province, Tabamiao in Ordos basin, Shengli oil field, and Zhongyuan oil field for the purposes of oil & gas exploration, development and construction of production capacity. Such efforts were made by the Company in order to seize the opportunity when the oil prices remain on a high side this year so as to lay down a sound foundation for increasing reserves and production in the above mentioned regions in the next year. It is estimated that in year 2003, the newly added geological reserves of crude oil will rise to 250 million tonnes from 200 million tonnes as planned at the beginning of this year; the newly added geological reserves of natural gas will be increased to 57 billion cubic meters from 55 billion cubic meters as planned at the beginning of this year; the newly built production capacity of crude oil will climb to 6.025 million tonnes/year, from 5.58 million tonnes/year as planned at the beginning of 2003; and the newly added production capacity of natural gas will surge to 800 million cubic meters/year, from 674 million cubic meters/year as planned at the beginning of 2003.


The budgeted capital expenditure for the Refining Segment was increased by RMB
2.083 billion; among others, the amount of investment in the current year is increased by RMB 1.434 billion with an aim to speed up the construction pace, mainly because of factors such as: the utilization rate of Refining Segment in the third quarter has surged to more than 90% and the necessity for the Company to enhance its comprehensive processing capacities in the Refining Segment and its production capacity of chemical feedstock. With such considerations, the Company decided to accelerate its pace by revamping and expanding a part of the refining facilities, and constructing the Ningbo-Shanghai-Nanjing crude oil pipeline which is estimated to commence operation at the beginning of 2004. In addition, the Zhenhai PX and its auxiliary facilities were transferred from the Chemicals Segment to the Refining Segment, leading to an increment of RMB 650 million.


The budgeted capital expenditure for the Chemicals Segment was increased by RMB 232 million; among others, the newly added investment in the current year, which aims at accelerating the pace of construction of the second round of renovation of the ethylene project in Qilu Petrochemical Co., Ltd., and the coal-gasification project for chemical fertilizers plant, etc. was RMB 883 million, mainly because of the fact that the chemicals market situation is looking positive gradually. In addition, the Zhenhai PX and its auxiliary facilities were transferred from the Chemicals Segment to the Refining Segment, leading to a decrement of RMB 650 million.


The budgeted capital expenditure for the Marketing and Distribution Segment was increased by RMB 1.05 billion, which is to be used in full for speeding up the construction of the Maoming-Guiyang-Kunming oil products pipeline project, with an aim to complete construction by the end of 2004.


The budgeted capital expenditure for the Corporate and others were increased by RMB 483 million, mainly for the purpose of constructing information network and purchasing of devices and equipment, etc.


After such adjustments as mentioned above, the capital expenditure budget for each Segment are as follows: RMB 19.874 billion for the Exploration and Production Segment, RMB 8.423 billion for the Refining Segment, RMB 7.872 billion for Chemicals Segment, RMB 6.05 billion for the Marketing and Distribution Segment, and RMB 1.103 billion for the Corporate and others.


3.2 The brief analysis of the Company's general operating activities during the reporting period


In the third quarter of 2003, according to the PRC Accounting Rules and Regulations, the Company's income from principal operations was RMB 105.82 billion, increased by 23.69% over the same period of the preceding year; while its net profit was RMB 5.039 billion, increased by 10.72% over the same period of the preceding year.


In the third quarter of 2003, according to the IFRS, turnover and other operating revenues of the Company was RMB 110.755 billion, increased by 20.44% over the same period of the preceding year; and the profit attributable to shareholders was RMB 6.336 billion, increased by 35.94% over the same period of the preceding year.


3.2.1 The principal segments or products accounting for over 10% of income or profit from principal operations

         -----                                           ---
           X        applicable                                   not applicable
         -----                                           ---

The table below shows segment information prepared in accordance with the PRC Accounting Rules and Regulations:


                                         Income from     Cost of sales, sales   Profit from principal    Gross profit
Segments                        principal operations     taxes and surcharges              operations          margin

                                      (RMB millions)           (RMB millions)          (RMB millions)             (%)

                                                                                                               (Note)

Exploration and production                    14,870                    7,969                   6,939           46.66

Refining                                      66,647                   63,104                   3,571            5.36

Marketing and distribution                    60,215                   52,848                   7,367           12.23

Chemicals                                     20,169                   17,645                   2,524           12.51

Corporate and others                          15,522                   15,420                     102            0.66

Elimination of inter-segment                (71,603)                 (71,669)                      --              --
sales

Total                                        105,820                   85,317                  20,503           19.38



* Of which connected                           5,688                   4,880                      808           14.21
           transactions

Note: Gross profit margin = profit from principal operations/income from principal operations


The table below shows segment information prepared in accordance with IFRS


                                                                                                        Percentage of
                                                                                                            operating
                                                                                      Operating    profit/(loss) over
Segments                       Operating revenues     Operating expenses          profit/(loss)    operating revenues

                                   (RMB millions)         (RMB millions)         (RMB millions)                   (%)

Exploration and production                 16,119                 10,959                  5,198                 32.25

Refining                                   67,894                 66,063                  1,859                  2.74

Marketing and distribution                 60,327                 56,862                  3,465                  5.74

Chemicals                                  21,988                 21,259                    729                  3.32

Corporate and others                       16,030                 16,421                  (391)                (2.44)

Elimination of                           (71,603)               (71,669)                     --                    --
inter-segment sales

Total                                     110,755                 99,895                 10,860                  9.81


3.2.2    Seasonal or periodic nature of the Company's operations

         ----                                           ---
                     applicable                          X       not applicable
         ----                                           ---

3.2.3 The composition of the profits during this reporting period (Under the PRC Accounting Rules and Regulations, significant changes in the profit from principal operations, profit from other operations, period expenses, investment income, subsidy income and net non-operating income/expenses as a percentage of profit before taxation are listed and explained below)

         -----                                       ---
           X            applicable                              not applicable
         -----                                       ---


                                                                                                           Changes in
                                   Three-month period ended 30      Six-month period ended 30 June      percentage of
                                          September 2003                         2003                   profit before
                                       (July to September)                 (January to June)                 taxation

                                                   As a percentage                   As a percentage
                                                  of profit before                         of profit
                                          Amount          taxation           Amount  before taxation

Item                              (RMB millions)               (%)   (RMB millions)              (%)      (percentage
                                                                                                              points)

Profit from principal                     20,503             259.2           36,398            238.1             21.1
operations

Profit from other operations                 238               3.0              583              3.8            (0.8)

Period expenses                         (10,322)           (130.5)         (21,356)          (139.7)              9.2

Investment income                             56               0.7              341              2.2            (1.5)

Net non-operating                        (2,564)            (32.4)            (680)            (4.4)             (28)
income/expenses

Profit before taxation                     7,911             100.0           15,286            100.0               --

Significant changes and explanations:


(pound)>>      Profit from principal operations


Profit from principal operations as a percentage of profit before taxation was 259.2%, increased by 21.1 percentage points compared with 238.1% for the period from January to June, largely because of the fact that in the third quarter, prices of crude oil remained at high level, domestic demand for oil products and chemical products were robust, and prices of chemical products gradually recovered, which led to significant increase in the profit from principal operations. At the same time, the Company seizes this opportunity, and achieved an increase in oil and gas production, crude oil processed volume, refined oil products sales volume and chemical products processed volume, which thus led the profit from principal operations to go up markedly as a result.


(pound)>>      Net of non-operating income and expenses


The net of non-operating income and expenses was RMB -2.56 billion, down by RMB 1.88 billion compared with RMB -0.68 billion for the period from January and June, mainly because of the influence brought forth by the write-off of assets according to relevant regulations, which were running with poor efficiency, high energy consumption, or out-dated technology. According to the PRC Accounting Rules and Regulations in the third quarter, the total assets' net book value being written off was RMB 1.65 billion, of which a total net book value of RMB 1.2 billion of assets of Exploration and Production Segment have been written off, mainly because of oil sources depletion, oil well collapse, and fallen objects etc., which made it impossible to conduct oil extraction any more and thus met the conditions of single-well writing off. In addition, a total net book value of RMB 0.45 billion of Chemicals Segment's assets also have been written off mainly because the products manufactured by these facilities delivered relatively poor competitiveness in the market, or because these facilities were of relatively small scale, out-dated technology or high consumption of materials or energy. Writing off the above assets is conducive to improving the quality of the Company's assets, and reducing the negative influence brought forth by those assets running at a poor efficiency upon the Company's production and business operation, as well as laying down a solid foundation for its asset operations and management in each of the ensuing years. Such write-offs are estimated to reduce the depreciation of its assets by RMB 411.25 million next year.


Pursuant to the existing conditions of asset operations and in line with the changes in market situation, the Company will further optimize its structure of assets and enhance the efficiency of its assets by all means in the future. Moreover, the Company will further inspect its assets of different categories in various segments, and write off those assets with low efficiency or high energy consumption.


3.2.4 Significant changes in, and explanations of, the principal operations and their structures as compared with those during the previous reporting period (January to June)

         ----                                          ---
                     applicable                         X        not applicable
         ----                                          ---

3.2.5 Significant changes in, and explanations of, the profitability (gross profit margin) of principal operations as compared with those during the previous reporting period (January to June)

         ----                                           ---
                     applicable                          X       not applicable
         ----                                           ---

3.3 Significant events and their impacts as well as the analysis and explanations for the solutions

         -----                                          ---
          X            applicable                                not applicable
         -----                                          ---

3.3.1    Acquisition of Maoming Ethylene


Maoming Petrochemical Company, wholly owned by China Petrochemical Corporation is located in Guangdong Province, a well-developed region in Southern China. In view of chemical cycle upturn and in order to further reinforce Sinopec Corp.'s core business, enhance its competitiveness, improve profitability, avoid competition within the same industry and reduce connected transactions, the fourth meeting held by the second session of the Board of Directors of the Company has reached a resolution to acquire the core operating assets of Maoming Petrochemical Company (Maoming Ethylene) for a cash consideration of RMB 3.3 billion. The major assets under acquisition consist of a total of 11 production facilities including 380,000 tonne per year ethylene cracker, a 105,000 tonne per year high-pressure polyethylene unit, a 170,000 tonne per year full-density polyethylene unit, a 170,000 tonne per year polypropylene unit, a 110,000 tonne per year styrene unit, a 50,000 tonne per year synthetic rubber unit, and related utilities and auxiliary facilities, as well as a complete range of environmental protection facilities.


For further information, please refer to the relevant announcement of Sinopec Corp. to be published in domestic PRC newspapers including China Securities Journal, Shanghai Securities News and Securities Times, and the newspapers in Hong Kong including South China Morning Post and Hong Kong Economic Times on 29 October 2003.


3.3.2    Ongoing connected transactions


When listed in 2000, Sinopec Corp. signed a series of agreements with China Petrochemical Corporation (Sinopec Group) upon ongoing connected transactions. The Stock Exchange of Hong Kong Limited has conditionally granted Sinopec Corp. a three-year (2001-2003) waiver with regard to disclosure of its ongoing connected transactions. By the end of 2003, the waiver shall expire. The Company shall readjust the scope and amount of ongoing connected transactions and upper limit on such a waiver, and reapply to the Stock Exchange of Hong Kong Limited, in respect of the Major On-going Connected Transactions (as defined in the announcement dated 28 October 2003), for a new 3-year waiver from compliance with the disclosure and shareholders' approval requirements and, in respect of the De-minimus On-going Connected Transactions (as defined in the announcement dated 28 October 2003), a new waiver from compliance with the disclosure requirement of the Listing Rules for the ongoing connected transactions arising. The Major On-going Connected Transactions under the new waiver in respect of the disclosure and shareholders' approval requirements and, at the request of the Shanghai Stock Exchange, the De-minimus On-going Connected Transactions under the new waiver in respect of the disclosure requirement are both subject to approval by the general meeting of shareholders. For further information, please refer to the relevant announcement of Sinopec Corp. to be published in domestic PRC newspapers including China Securities Journal, Shanghai Securities News and Securities Times, and the newspapers in Hong Kong including South China Morning Post and Hong Kong Economic Times on 29 October 2003.


3.4 Disclosure and explanations as to the changes in accounting policies, accounting estimates and scope of consolidation and fundamental errors

         ----                                         ---
                     applicable                        X          not applicable
         ----                                         ---

3.5 Relevant explanations made by the Board of Directors and the Supervisory Committee after the audit and presentation of "non standard opinion".

         ----                                         ---
                     applicable                        X          not applicable
         ----                                         ---

3.6      Business prospects


Looking into the fourth quarter of 2003, domestic demands for refined oil products and chemicals are expected to keep growing robust, hence creating a favorable external environment for the Company's business expansion. The Company forecasts that in the fourth quarter, prices of crude oil and refined oil products will remain at a relatively high level; the Refining Segment will continue to register a relatively high profit margin; and the prices of chemical products are to rebound. Considering the above market situation, the Company will continue to carry out its corporate development strategy featuring "expanding resources, expanding market, cost saving and prudent investment", keep a close eye on changes in the market and make rational arrangements of its production and operational plans. In particular:


Exploration and Production: seize the opportunity when oil prices remain at high level by endeavoring to increase its production, carry out more exploration and development activities, especially in new blocks in western and southern China, to fulfill plans for construction of development capacities in such area and lay down a sound foundation for sustainable development in the next year. The Company plans to produce 9.64 million tonnes of crude oil and 1.42 billion cubic meters of natural gas in the fourth quarter of this year.


Refining: rationally adjust refining throughput in view of market demand, and continue to optimize crude oil resources allocation; keep high utilization rate and stable production; adjust product mix to satisfy market demands. The Company is expected to process 31.00 million tonnes of crude oil in the fourth quarter.


Marketing and Distribution: to further optimize the distribution network of oil products, secure product supply and market shares by rationally deploying product resources; continue to optimize sales structure by increasing the retail and distribution volume. The Company is expected to sell 19.8 million tonnes of refined oil products to the domestic market in the fourth quarter (among others, 9.51 million tonnes for retail, and 3.55 million tonnes for distribution).


Chemicals: to increase production of major chemical products by running chemical production facilities at full loads. At the meantime, continue to increase production of high value-added products. In the fourth quarter, the Company is expected to produce 810 thousand tonnes of ethylene.


By means of making efforts as mentioned above, the Company is expected to over fulfill the production and business operation plan for the full year of 2003.


3.7 Caution and explanation as to an anticipated loss from the beginning of the year to the end of the next reporting period or significant changes in accumulated net profits for the period over the same period of the preceding year

         ----                                         ----
                     applicable                         X         not applicable
         ----                                         ----

3.8 Adjustments to the annual business plan or budget which have been disclosed

         ----                                         ----
                     applicable                         X         not applicable
         ----                                         ----

3.9 The full version of the Company's balance sheet, income statement and cash-flow statement is published on the website of the Shanghai Stock Exchange at http://www.sse.com.cn.


3.10 This quarterly report is published in both English and Chinese languages. The Chinese version shall prevail.


                                                          By Order of the Board
                                                                   Chen Tonghai
                                                                       Chairman
                                                  Beijing, PRC, 28 October 2003